UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

American Reprographics Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

029263100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☑ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 029263100			Page 2 of 11

1.	Name of Reporting Person: ARC Acquisition Co., L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,150,643

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 6,150,643

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,160,743

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.6%

12.	Type of Reporting Person: OO

13G
CUSIP No. 029263100			Page 3 of 11

1.	Name of Reporting Person: Code Hennessy & Simmons IV LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,150,643

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 6,150,643

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,160,743

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 029263100			Page 4 of 11

1.	Name of Reporting Person: CHS Management IV LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,150,643

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 6,150,643

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,160,743

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.6%

12.	Type of Reporting Person: PN

13G
CUSIP No. 029263100			Page 5 of 11

1.	Name of Reporting Person: Code, Hennessy & Simmons LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 6,160,743

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 6,160,743

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,160,743

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.6%

12.	Type of Reporting Person: OO

13G
CUSIP No. 029263100			Page 6 of 11

1.	Name of Reporting Person: CHS Associates IV		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 10,100

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 10,100

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,160,743

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 13.6%

12.	Type of Reporting Person: PN

Item 1.
	(a)	Name of Issuer
This statement on Schedule 13G relates to shares of common stock of American Reprographic Company, a Delaware corporation (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices
700 North Central Avenue Glendale, CA 91203

Item 2.
	(a)	Name of Person Filing
Pursuant to Rules 13d-1(k)(1) and (2) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G on behalf of ARC Acquisition Co., L.L.C., a Delaware limited liability company (“ARC Acquisition”), Code Hennessy & Simmons IV LP, a Delaware limited partnership (“Fund IV”), CHS Management IV LP, a Delaware limited partnership (“Code Management”), Code, Hennessy & Simmons LLC, a Delaware limited liability company (“Code LLC”) and CHS Associates IV, a Delaware general partnership (“CHS Associates”). The foregoing persons are sometimes referred to collectively as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by any of the Reporting Persons that such a “group” exists.

	(b)	Address of Principal Business Office or, if none, Residence
The address or principal business office of each of the Reporting Persons is 10 South Wacker Drive, Chicago, Illinois 60606.

	(c)	Citizenship
Fund IV and Code Management are limited partnerships organized under the laws of the State of Delaware. ARC Acquisition and Code LLC are limited liability companies organized under the laws of the State of Delaware. CHS Associates is a Delaware general partnership.

	(d)	Title of Class of Securities
The securities reported herein are shares of common stock, $0.001 par value per share, of the Issuer (“Common Stock”).

	(e)	CUSIP Number
029263100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
The percentages stated herein are based on a total of 45,262,130 shares of Common Stock outstanding as of October 27, 2006 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2006.
(a)-(b)	ARC Acquisition. ARC Acquisition beneficially owns 6,150,643 shares of Common Stock, constituting approximately 13.6% of the shares of Common Stock outstanding.

Fund IV. By reason of its status as the sole member of ARC Acquisition, Fund IV may be deemed to beneficially own the 6,150,643 shares of Common Stock held by ARC Acquisition, constituting approximately 13.6% of the Common Stock outstanding.

Code Management. By reason of its status as the general partner of Fund IV, Code Management may be deemed to beneficially own the 6,150,643 shares of Common Stock held by ARC Acquisition, constituting approximately 13.6% of the shares of Common Stock outstanding. Code Management disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

Code LLC. By reason of its status as a general partner of Code Management, the general partner of Fund IV, Code LLC may be deemed to beneficially own the 6,150,643 shares of Common Stock held by ARC Acquisition, and by reason of its status as a managing general partner of CHS Associates, Code LLC may be deemed to beneficially own 10,100 shares of Common Stock held by CHS Associates. The aggregate of these shares constitute approximately 13.6% of the shares of Common Stock outstanding. Code LLC disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

CHS Associates. CHS Associates beneficially owns 10,100 shares of Common Stock.

(c)(i) – (iv)	ARC Acquisition. ARC Acquisition has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 6,150,643 shares of Common Stock.

Fund IV. By reason of its status as sole member of ARC Acquisition, Fund IV may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of 6,150,643 shares held by ARC Acquisition.

Code Management. By reason of its status as the general partner of Fund IV, CHS Management may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 6,150,643 shares of Common Stock held by ARC Acquisition. Code Management disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

Code LLC. By reason of its status as a general partner of Code Management, the general partner of Fund IV, and its status as managing general partner of CHS Associates, Code LLC may be deemed to have sole power to vote or direct the vote and sole power to dispose or direct the disposition of an aggregate of 6,160,743 shares of Common Stock held by ARC Acquisition and CHS Associates. Code LLC disclaims beneficial ownership of those shares in which it does not have a pecuniary interest.

CHS Associates. CHS Associates has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 10,100 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Items 2 and 4(a)-(b) hereof.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 25, 2007.

CODE HENNESSY & SIMMONS IV LP

By: CHS Management IV LP, its general partner

By: Code Hennessy & Simmons LLC, its general partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

CHS MANAGEMENT IV LP

By: Code Hennessy & Simmons LLC, its general partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

CODE HENNESSY & SIMMONS LLC

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

CHS ASSOCIATES IV

By: Code Hennessy & Simmons LLC, its general partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

ARC ACQUISITION CO., L.L.C.

By: Code Hennessy & Simmons IV LP, its sole member

By: CHS Management IV LP, its general partner

By: Code Hennessy & Simmons LLC, its general partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement pursuant to Rule 13d-1(k)(1)(iii)

EXHIBIT A TO SCHEDULE 13G
Agreement Relating to the Filing of Joint Statements Pursuant to Rule 13d-1(k)
     Pursuant to Rule 13d-1(k)(1)(iii) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13G to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.
Dated as of January 25, 2007.

CODE HENNESSY & SIMMONS IV LP

By: CHS Management IV LP, its general partner

By: Code Hennessy & Simmons LLC, its general partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

CHS MANAGEMENT IV LP

By: Code Hennessy & Simmons LLC, its general partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

CODE HENNESSY & SIMMONS LLC

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

CHS ASSOCIATES IV

By: Code Hennessy & Simmons LLC, its general partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member

ARC ACQUISITION CO., L.L.C.

By: Code Hennessy & Simmons IV LP, its sole member

By: CHS Management IV LP, its general partner

By: Code Hennessy & Simmons LLC, its general partner

By:	/s/ Thomas J. Formolo
Name:	Thomas J. Formolo
Its:	Member